PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Product and Distribution Update

Laval, Québec, CANADA – May 5th, 2009 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) provides an update on business activities regarding its product portfolio.

Worldwide Sales and Distribution Update

  Neptune expanded its sales and marketing team through the hiring of two additional marketing and sales executives with longstanding, well-recognized backgrounds in the nutraceutical and functional food industries.

  North America: Neptune entered into a new distribution agreement with Inno-Vite, a Canadian leader in innovative health products focusing on research-proven ingredients. Inno-Vite launched Neptune Krill Oil NKO® under the brand name Inno-Krill™ in health food stores across Canada. Neptune is preparing further market entrance with additional distributors in order to strengthen its position in the Canadian market.

  South Africa: Vital Health Foods, South Africa’s leading health food company, distributes Natrodale NKO®. Presently, Natrodale is positioned as one of South Africa’s most established vitamin and health supplement brands.

  Europe: Weifa, a leading pharmaceutical company, launched NKO® for the first time in the Norwegian market in drug stores for women’s health.

Launch at Vitafoods International, May 2009

  Neptune presents novel innovative product opportunities customized for dietary supplements, functional and medical foods at Vitafoods International 2009. Vitafoods is Europe’s largest event for the nutraceutical, cosmeceutical and functional food ingredients industry.

  Neptune launches a new pipeline of novel formulations containing its proprietary marine omega-3 phospholipids enhanced with validated bioactive ingredients targeted to specific health applications. The Company is also testing the industry’s reception of a new biomass extract generated from Neptune’s research and development program targeting new vascular and affective health indications.

  Neptune will also be presenting pilot commercial products for functional food applications including juice, fruit berries, fruit paste and protein bars.

Intellectual Property and Regulatory Affairs

Neptune is continuously strengthening its competitive advantage and leverages itself by expanding its portfolio of intellectual property and regulatory approvals, thereby executing on its strategy to effectively limit competitors from penetrating word markets.

  Australia: Neptune has received notification that its composition of matter patent has been issued. The patent protection and the complementary medicine approval, including the approved compositional guidelines, effectively preclude competitors from entering the market.

  Europe: Neptune is pursuing a similar competitive strategy of limiting legal competitive entry through its granted and issued patents combined with European approval specific to commercialization of Neptune products.

  Canada: The Natural Health Product Directorate of Health Canada granted Neptune an 8-digit natural product number (NPN) to be listed on product labels, which informs consumers that the product has been reviewed by Health Canada for safety, quality and health claims.

  U.S.: Neptune has received US FDA GRAS (“generally recognized as safe”) notification.

  Middle East: In preparation for market entrance, the Islamic Food and Nutrition Council of America has certified that NKO® is produced Halal.

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About Neptune Technologies & Bioressources Inc.

Neptune is the pioneer and leader in marine omega-3 phospholipids, which are the highest quality Omega-3s available in the market, clinically shown to be effective in cholesterol management, joint health, inflammation and cognitive function. Neptune Krill Oil NKO® represents the first and only clinically proven omega-3 phospholipids exhibiting unmatched safety, purity and stability. NKO® omega-3 marine phospholipids set a new standard of omega-3 excellence supported by a strong intellectual property portfolio and multinational regulatory approvals. Neptune pursues market opportunities in the nutraceutical markets (dietary supplement, functional food) and pharmaceutical markets (OTC, medical food, Rx) through its subsidiaries Acasti Pharma for cardiovascular applications and NeuroBioPharm for neurological applications.

NASDAQ does not accept responsibility for the adequacy or accuracy of this press release. Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

Neptune Contact:

Neptune Technologies & Bioressources Inc.
Toni Rinow, Ph.D., MBA
Corporate Development & Investor Relations
450-687-2262
t.rinow@neptunebiotech.com
www.neptunebiotech.com

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Statements in this press release that are not statements of historical or current fact, including statments relating to the Company’s expectation regarding the future performance and marketability of its products, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates,"should," "will" or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.

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